Morgan Stanley California Tax-Free Daily Income Trust

522 Fifth Avenue

New York, NY 10036

April 29, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley California Tax-Free Daily Income Trust (the “Fund”)

(File No. 33-21803; 811-5554)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 incorporating changes to the Prospectus and Statement of Additional Information.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 26 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.          We have revised the disclosure accordingly.

Comment 4.          Please ensure that the Fund is in compliance with recent revisions to Rule 2a-7.

Response 4.          The Fund is aware of the recent revisions to Rule 2a-7 and will comply with these revisions as required.

Comment 5.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 5.          The font size complies with the requirements of Rule 420.

Comment 6.          Please revise the paragraph under the section entitled “Fees and Expenses” in the Summary section of the Prospectus to delete the word “briefly.”

Response 6.          The disclosure has been revised accordingly.

Comment 7.          Please change the caption in the Fee Table from “Advisory Fee” to “Management Fee.”

Response 7.          We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the Prospectus and SAI and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 8.          Please delete footnote 1 to the Fee Table.

Response 8.          This footnote has been deleted as requested.

Comment 9.          With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please delete the footnote associated with such line item.  In addition, with respect to the fee waiver and/or expense reimbursement footnote, please indicate that such fee waiver and/or expense reimbursement will continue until at least April 30, 2011.

Response 9.          We respectfully acknowledge the Staff’s comment; however, the Fund believes that the placement of the footnote next to the “Fee Waiver and/or Expense Reimbursement” line is appropriate and the disclosure in the fee waiver and/or expense reimbursement footnote complies with Form N-1A.

Comment 10.        In the future, please provide completed Fee Tables (including any footnotes) to the Staff in the 485(a) filing to the extent that such information is available at the time of filing; however, please include such completed Fee Tables in the upcoming 485(b) filing.

Response 10.        The Fund acknowledges the Staff’s comment and will provide completed Fee Tables (including any footnotes) in the Fund’s 485(b) filing which will be filed on or about April 29, 2010.

Comment 11.        With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Fund Operating Expenses table, the disclosure describing the waiver states that the Investment Adviser is waiving all or a portion of the Fund’s advisory fees or other expenses.  Please clarify what, if any, expenses are excluded from the waiver.

Response 11.        The disclosure has been revised to clarify when the Investment Adviser will waive or reimburse fees and expenses.

Comment 12.        Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 12.        There is currently no provision for the recoupment or recapture waived fees.

Comment 13.        Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 13.        This line item is not applicable to the Fund at this time.

Comment 14.        Please delete the first sentence of the paragraph immediately following the “Minimum Investment Amounts” table in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares.”

Response 14.        We respectfully acknowledge the Staff’s comment; however, we believe that the disclosure is appropriate.

Comment 15.        Please revise the first sentence of the disclosure in the section of the Prospectus entitled “Fund Summary—Payments to Broker-Dealers and Other Financial Intermediaries” to delete “which may be affiliated or unaffiliated with the Adviser,” and “(out of their own funds and not as an expense of the Fund)”.

Response 15.        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 16.        Please confirm that the Fund’s concentration policy set forth under Investment Restriction #6 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 16.        Although the Fund’s concentration policy set forth under Investment Restriction #6 refers to investments of more than 25%, the Fund will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.  In addition, Investment Restriction #6 limits the Fund from acquiring securities of issuers within one industry, if, as a result of such acquisition, more than 25% of the value of the Fund’s total assets would be invested in securities of companies within such industry.

Comment 17.        The Fund’s concentration policy in Investment Restriction #6 provides an exception to this concentration policy for U.S. Government and municipal obligations.  Please state whether private activity bonds, which are issued by public authorities, are considered to be part of this exception.

Response 17.        Private activity bonds are considered to be part of this exception.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Sheri Schreck

Sheri Schreck